Exhibit 12

		Six
		Months
		Ended
		June 30,	Years Ended December 31,
		2018	2017	2016	2015	2014	2013
Ratio of Earnings to Fixed Charges
	Including Interest on Deposits (1)	7.05	7.62	6.39	5.11	4.78	3.64
	Excluding Interest on Deposits (2)	20.45	18.65	12.63	9.51	8.55	5.57

a	Net Income	58,673	87,204	76,648	64,960	59,845	50,254
b	Income Taxes	16,077	47,341	35,427	27,218	23,899	16,484
c	Interest Expense on Deposits	8,522	12,702	11,140	11,576	11,039	10,623
d	Interest Expense on Borrowings*	2,755	5,632	7,653	9,041	9,378	12,712
e	Rent Expense	1,088	1,991	1,984	1,795	1,717	1,903
*	Interest expense on borrowings reflects amortization.
(1)	(a+b+c+d+e)/(c+d+e)
(2)	(a+b+d+e)/(d+e)